3155 East Patrick Lane, Suite 1
       RIVAL                                         Las Vegas, Nevada, 89120
TECHNOLOGIES INC.                                   Telephone: 1-888-989-0584
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June 28, 2006

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attention:  John Hartz, Senior Assistant Chief Accountant
            Tracey McKoy, Staff Accountant

RE:   Rival Technologies, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      File No. 0-49900

Dear Mr. Hartz,

We are in receipt of your comment letter dated June 9, 2006, regarding the above identified annual report of Rival Technologies, Inc. (the "Company"). Your letter was received at the Company's mailing address, but your letter was forwarded to corporate counsel in Vancouver, Canada without express mail service and was not received there until June 27, 2006. At that time, the Company immediately prepared this response.

This letter sets forth the Company's responses to your comments. The Company is filing this letter via EDGAR. We have restated your comments below and each comment is followed by the Company's responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
-------------------------------------------------------
Auditor's report, page 8
------------------------

Comment: We note that you plan to amend your filing to include your auditor's report for the year ended December 31, 2005. Please tell us why the auditor's report was not included in the Form 10-KSB you filed on June 8, 2006 as well as when you plan to file the amendment. We note that you changed auditors in April 2006. If the auditor that performed your 2005 audit did not perform the 2004 audit, please also include the audit report for the year ended December 31, 2004.

Response:    The Company changed auditors in April 2006, but the new auditor was unable to complete the Company's audit in a timely manner due to his work schedule. The Company had been notified by Nasdaq that the Company would be delisted from the OTC Bulletin Board on May 22, 2006. The Company filed an appeal and was notified that it would have a Nasdaq hearing on June 8, 2006. Despite repeated calls to the new auditor, the Company was unable to obtain the auditor's report and decided to file the 10-KSB for the year ended December 31, 2005, with the information that it had at the time.
     The Company engaged its former auditors on June 9, 2006 and requested that firm to complete the 2005 audit. The audit is in process, but the Company is unable to provide a definitive date for the filing of the amended 2005 10-KSB at this time. We anticipate that the Form 10-KSB will be filed within two to three weeks from the date of this letter. When filed, the amended 10-KSB will include the auditors' report for the 2004 and 2005 audits.


Certifications
--------------

Comment: We note that you plan to amend your filing to include Exhibits 31 and 32 certifications for each of your principal executive and principal financial officers, as required by Item 601 of Regulation S-B. In doing so, please ensure that you refile the filing in its entirety and update the signatures on page 30. Similarly, this comment also applies to your Form 10-QSB.

Response: The Company will file the entire 2005 10-KSB and 10-QSB, as amended, with updated signatures and certifications.

                     ***********************

The Company acknowledges that:

..     the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

..     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

..     the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately address your concerns. If you have further questions or comments please contact the Company's counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.


Sincerely,

/s/ Robin J. Harvey

Robin J. Harvey
President